UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment No. 2)
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Registered Office: 84, Grand Rue L-1660 Luxembourg
Registered Number: RCS Luxembourg B 32501

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Miguel Gomez Eiriz
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

________________

WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

This statement is filed in connection with (check the appropriate box):

a)	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b)	[ ] The filing of a registration statement under the Securities Act of 1933.

c)	[X] A tender offer.

d)	[ ] None of the above

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies:  [  ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction:  [  ]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$385,596,349.00	n/a
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[✓]Check the box if any part of the fee is offset as provided by the Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,837.81
Form or Registration Number:	Schedule TO-T
Filing Party:	Companhia de Bebidas das Américas - AmBev
Date Filed:	12-28-07

This Amendment No. 2 to the Rule 13E-3 Transaction Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”) on January 14, 2008 (such Statement as amended by Amendment No. 1 thereto filed by Companhia de Bebidas das Américas – AmBev (“AmBev” or the “Offeror”) on January 16, 2008 and by this Amendment No. 2, the “Transaction Statement”) relates to the offer by AmBev to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”)) of the Company that are not owned by AmBev or its affiliates upon the terms and subject to the conditions set forth in the Offer to Purchase, including all schedules thereto, and in the related Letters of Transmittal filed by the Offeror on December 28, 2007 (which, as amended or supplemented from time to time, together constitute the “Offer to Purchase”).  The information set forth in the Offer to Purchase and in the Schedule TO-C filed by the Offeror on December 26, 2007, is, where specified herein, expressly incorporated by reference in response to items of the Transaction Statement, and is supplemented by the information specifically provided herein.  Capitalized terms defined in the Offer to Purchase and used herein without definition shall have the meanings specified in the Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Transaction Statement , the documents incorporated by reference and the documents to which Quinsa refers contain statements that are or may constitute forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our corporate strategy;

•	our expectations regarding our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

•	our development of new products;

•	the demand for beer, soft drinks and water;

•	the supply and availability of barley and malt;

•	trends affecting our financial condition or results of operations;

•	our future performance;

•	our dividend policy;

•	possible future repurchases of our stock;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our affiliates operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•	other statements contained or incorporated by reference in this Transaction Statement regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	uncertainties relating to political and economic conditions in Argentina and the other countries of Latin America where we conduct our business;

•
the rate of inflation and exchange rate risks, particularly, increases in the exchange rate of the Argentine peso or of the local currencies of other countries in which we operate, against the U.S. dollar;

•	restrictions on the ability to exchange local currencies in the markets where we do business into hard currencies;

•	the adoption of a restrictive currency transfer policy in the countries where we conduct our business; and

•	the nature and extent of future competition in our principal markets.

Due to extensive and rapid changes in laws as well as economic and business conditions in most of the countries where Quinsa owns assets, it is difficult to predict the impact of such changes on Quinsa’s financial condition. You should not place undue reliance on such statements, which speak only as of the date that they were made. Quinsa’s independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered together with any written or oral forward-looking statements that Quinsa may issue in the future.

      ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      The first paragraph of the supplemental disclosure for this Item 7 entitled “Purpose of the Offer” is amended to read as follows:

Purpose of the Offer. According to the Offer to Purchase, the purpose of the Offer is to acquire any and all of the outstanding Class A shares and Class B shares of the Company (including Class B shares held as ADSs) that are not owned by AmBev or its affiliates.  According to the Offer to Purchase, the acquisition transaction has been structured as a cash tender offer and the Offeror did not consider any alternatives to the Offer.  As the Offer is structured as a voluntary tender offer, each unaffiliated security holder may make its own decision as to whether to participate in the Offer, and no shareholder approval is required.  The Offeror did not discuss with Quinsa, its management or its directors the terms of the Offer or any other acquisition transaction prior to announcing the Offer.

      ITEM 8. FAIRNESS OF THE TRANSACTION.

     The supplemental disclosure for this Item 8 is amended and restated in its entirety to read as follows:

Background of the Offer

During the week prior to AmBev’s announcement that it intended to make the Offer, representatives of AmBev informed certain members of Quinsa’s management that AmBev was considering entering into discussions with certain of Quinsa’s shareholders with respect to the possibility of AmBev making a tender offer for the Quinsa shares not owned by AmBev and of such shareholders agreeing to tender their shares in the offer.  AmBev did not disclose to Quinsa any proposed terms of the possible offer and did not request any information from Quinsa or solicit any recommendation or advice from Quinsa or the Board.

On December 21, 2007, AmBev announced that its board of directors had approved a plan to make the Offer and that Arnhold and S. Bleichroeder Advisers, Punch Card Capital and Duma Capital Partners (collectively, the “Shareholder Group”) had agreed to sell their shares, totaling a 3.22% economic interest in Quinsa.

On December 28, 2007, AmBev commenced the Offer.

Purpose and Effects of the Offer

AmBev has indicated in the Offer to Purchase that its purpose and plan is to acquire all of the Quinsa shares and ADSs that it does not already own and thereafter for Quinsa to delist its Class A shares and its Class B shares from the LSE, to delist its ADSs from the NYSE, to terminate its ADS facility and, as and when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the Exchange Act.  If AmBev purchases shares or ADSs pursuant to the Offer, the liquidity of the Class A shares not tendered in the Offer may be substantially reduced and the liquidity of the Class B shares and the ADSs not tendered in the Offer will be substantially reduced.  The Shareholder Group is obligated under the terms of its agreements with AmBev to tender all of the shares it owns (as of January 4, 2008, approximately 43% of the Class B shares not owned by AmBev and its affiliates) in the Offer.  Consequently, even if no other Class B shares were tendered, there would be an over 40% reduction in the market liquidity of the Class B shares.  Moreover, unless the Shareholder Group breaches its obligations under its agreements with AmBev or certain other customary conditions fail to be satisfied, AmBev is obligated to buy the Shareholder Group’s shares even if the Offer is terminated and no shares are purchased thereunder.

The agreements between AmBev and the Shareholder Group prohibit members of the Shareholders Group from purchasing Quinsa shares for a period of five years from the date of the sale of their shares to AmBev.  Based on filings on Schedule 13D made by the Shareholder Group, it appears that members of the Shareholder Group have been active buyers of the Company’s shares.  Upon the closing of the transactions contemplated by the agreements between the Shareholder Group and AmBev, these shareholders may no longer act as buyers for shares held by shareholders who elect not to tender their shares in the Offer.

It is a decision of the Board to delist the Class A shares and the Class B shares from the LSE, to delist the ADSs from the NYSE, to terminate the ADS facility and, as and when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the Exchange Act, and shareholders should be aware that AmBev controls all appointments to the Board.  If Quinsa’s shares and

ADSs are delisted from the LSE and the NYSE, there may be no organized trading market for the Company’s securities.  Delisting of the ADSs from the NYSE and termination of the registration of the Class B shares under the Exchange Act would terminate the Company’s obligation to publicly disclose financial and other information regarding its business, its obligation to have independent directors on the Board, its obligation to maintain an audit committee and its obligation to comply with the Sarbanes-Oxley Act, certain requirements of Luxembourg law and other rules and regulations.

Except as described in the Offer to Purchase and in this Statement, Quinsa has no plans, proposals or negotiations which relate to or would result in (i) any significant change in the working conditions of the employees of the Company or its subsidiaries, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company, (iv) any material change in the Company’s present dividend policy, or (v) any other material change in the Company’s business.

Position of Quinsa Regarding the Offer

The Board met on December 28, 2007 and again on January 14, 2008 to consider the Offer.

The December 28 Meeting

Promptly after AmBev’s press release dated December 21, 2007, the Board began a process to put itself in a position to advise its shareholders on the Offer and to recommend whether shareholders should tender their shares in the Offer.

On Friday, December 28, 2007, the Board met to review the announcements made by AmBev with respect to the Offer as reflected in AmBev’s press releases dated December 21, 2007 and December 28, 2007 and to select and engage a financial adviser and legal counsel to advise the Board in connection with its consideration of the Offer.  All of the directors were present.  The Board reviewed a proposal from Citigroup Global Markets Inc. (“Citigroup”) that, among other matters, disclosed Citigroup’s engagement by the Board in connection with the tender offer made by AmBev for the Company’s shares in 2007 and the engagements of Citigroup by AmBev and its affiliates.  The Board reviewed the fact that, in 2007, it had concluded that Citigroup’s prior relationships with AmBev as of that time did not impair Citigroup’s judgment or ability to render a fairness opinion to the Board.  In particular, the Board reviewed that it had previously considered the past relationship between Citigroup and AmBev, including the fact that Citigroup had prepared a report in 2006 on behalf of AmBev, and that it also had considered the nature of that relationship, the identity of the persons involved, the scope of the overall relationship between Citigroup and AmBev as compared to those existing between AmBev and other investment banking firms having the expertise to provide the service being requested of Citigroup, and the terms upon which Citigroup was prepared to render its services.  At the December 28 meeting, the Board reviewed the nature and scope of each engagement or relationship entered into between Citigroup and AmBev since the time of the Board’s prior analysis including the fact that Citigroup had acted as a joint bookrunner in a $161 million international bond issuance by an AmBev subsidiary in July 2007.  The board also discussed Citigroup’s extensive prior knowledge of the Company, its expertise in the Company’s industry and its experience in advising the Board.  After taking all of these factors into consideration, the Board determined to retain Citigroup.  The Board also decided to retain Davis Polk & Wardwell, as U.S. counsel, and Elvinger, Hoss & Prussen, as Luxembourg counsel, in connection with the Offer.

The January 14 Meeting

On January 14, 2008, the Board met to review the Offer. All of the directors were present. The Board reviewed and discussed the terms of the Offer.

Following this discussion, Citigroup, the financial institution selected by the Board to act as its financial adviser in connection with the Offer, made a presentation to the Board reflecting the valuation analysis that Citigroup had done for purposes of evaluating the Offer and delivering to the Board an opinion with respect to the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer. After completing its presentation, Citigroup delivered to the Board its written opinion, dated January 14, 2008, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, (i) the consideration offered to holders of Class A shares in the Offer is fair, from a financial point of view, to the holders of Class A shares and (ii) the consideration offered to holders of Class B shares (including those held in the form of ADSs) in the Offer is fair, from a financial point of view, to the holders of Class B shares, in each case other than AmBev and its affiliates. A summary of Citigroup’s written opinion is set forth below.

Recommendation of the Board of Directors of the Company

After careful consideration and discussion, at the January 14, 2008 meeting, the Board unanimously:

(a) determined that the Offer is fair to the Company’s shareholders other than AmBev and its affiliates; and

(b) decided to recommend that shareholders tender their shares in the Offer.

Reasons for the Board’s recommendation

In unanimously determining that the Offer is fair and recommending that shareholders tender their shares in the Offer, the Board considered a number of factors, including, but not limited to, the factors described below:

•
Citigroup’s financial presentation and analysis, including its opinion, dated January 14, 2008, to the Board as to the fairness from a financial point of view (as of the date of the opinion) of the consideration offered to holders of Class A shares and Class B shares (including those represented by ADSs) in the Offer, as more fully described in the section below under the heading “Opinion of Citigroup Global Markets Inc.”, which financial presentation and analysis was adopted by the Board. The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Exhibit (c)(i) and is incorporated herein by reference. Citigroup makes no recommendation to any shareholder regarding how such shareholder should vote or act on any matters relating to the Offer. Holders of Class A shares and Class B shares are urged to read the Citigroup opinion carefully and in its entirety;

•	The Offer price is the result of an arms length negotiation between AmBev and three of the Company’s largest shareholders, none of whom are affiliated with AmBev;

•
As of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, to Quinsa’s knowledge, the Offer price represented the highest price per share ever paid for the Company’s stock in an open market transaction on either the NYSE or the LSE or in a privately negotiated transaction since the Company has been listed on the LSE and the NYSE;

•
The Offer price represents a premium of 21.25% over the last reported ADS price, 21.16% over the last reported Class B share price and 21.27% over the last reported Class A share price on December 21, 2007, the last full trading day before AmBev’s announcement of the Offer;

•
As of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, the Offer price represented a 4.05% premium over the then highest reported price for the ADSs on the NYSE ($78.09 on July 9, 2007);

•
As of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, the Offer price represented a 9.78% premium over the then highest reported trading price for the Company’s Class B shares on the LSE ($37.00 on April 3, 2007);

•
As of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, the Offer price represented a 4.10% premium over the then highest trading price ever recorded for the Company’s Class A shares on the LSE ($3.90 on March 29, 2007);

•	The Offer price falls within the range of fairness under each valuation methodology employed by Citigroup;

•
There is limited market liquidity for the Company’s shares and this liquidity will be reduced as a result of the terms of the agreements between AmBev and the Shareholder Group because, with limited exceptions, these agreements require the Shareholder Group to sell its shares to AmBev even if no shares are tendered pursuant to the Offer and prohibit the Shareholder Group from buying the Company’s shares for five years;

•	The members of the Board who are not employees of AmBev and its affiliates have unanimously agreed with the actions taken by the Board as a whole;

•	The Board retained counsel not affiliated with AmBev to represent it in connection with its consideration of the Offer;

•
AmBev has indicated that it has plans for Quinsa to delist the Class A shares and the Class B shares from the LSE, to delist the ADSs from the NYSE, to terminate the ADS facility and, as and when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the Exchange Act.  If these actions are taken, there may not be any organized trading market in which shareholders who elect not to tender their shares may later dispose of their shares.  Accordingly, the Board therefore concluded that the Offer represents a good opportunity for the Company’s shareholders other than AmBev and its affiliates to tender their shares in the Offer;

•	Shareholders who wish to retain an investment in Quinsa may do so by investing the proceeds of the Offer in AmBev or InBev;

•
The Offer provides the Company’s shareholders who are considering selling their Class A shares or Class B shares with the opportunity to sell their shares at the Offer price without incurring the transaction costs typically associated with market sales; and

•	The consideration to be paid to the Company’s shareholders consists entirely of cash.

Substantive Fairness.  The Board considered both the substantive fairness of the Offer to shareholders other than AmBev and its affiliates and the procedural fairness of the Offer to these shareholders before reaching a final conclusion that the Offer as a whole is fair and deciding to recommend that shareholders tender their shares in the Offer.  The principal factors that the Board considered when assessing substantive fairness were the Citigroup financial presentation and analysis, the Citigroup fairness opinion and the amount of the Offer price as compared to historical trading prices of the Company’s stock prior to AmBev’s announcement of the Offer.  In finding the Offer substantively fair, the Board also took into account the fact that, even if the Offer were terminated (without any shares being purchased thereunder) the number of shares remaining in the hands of unaffiliated shareholders would be reduced by more than 40%.  Finally, the Board noted that the consideration to be paid to the Company’s shareholders consists entirely of cash.  In view of these factors and the information available to it as set out above, the Board concluded that it did not need to take any additional steps in order to reach its conclusion as to the substantive fairness of the Offer.

Procedural Fairness.  In evaluating the procedural fairness of the Offer, the Board considered the fact of the absence of a special committee of directors, the fact that neither Quinsa nor the Board nor any representatives of either entered into any negotiations with AmBev on behalf of the unaffiliated shareholders, the fact that a majority of the Board members are affiliates of AmBev and the fact that the Board appoints all of Quinsa’s senior management.  Nevertheless, the Board concluded that the Offer is procedurally fair because the Offer price was established in a negotiation between three of the Company’s largest unaffiliated shareholders and AmBev.  In addition, the Offer is a voluntary Offer.  Each shareholder may make its own decision as to whether to participate in the Offer and AmBev has not proposed any “squeeze-out” transaction following the Offer.  The Board also retained a financial adviser that does not have material relationships with AmBev or its affiliates to evaluate the Offer and to advise it as to the fairness, from a financial point of view, of the consideration being offered to shareholders.  Finally, while the Board determined not to form a committee of independent directors, the Board retained counsel independent of AmBev to guide it in its consideration of the Offer and ultimately all of the directors, including all of the Company’s independent directors, concluded that the Offer is fair.  In view of these factors and the information available to it as set out above, the Board concluded that it did not need to take any additional steps in order to reach its conclusion as to the procedural fairness of the Offer.

Explanation of Factors Considered by the Board.  Citigroup’s financial presentation and analysis and Citigroup’s opinion, as well as the favorable comparisons of the Offer price to the various historical trading prices of the Company’s shares and the fact that the Offer price is payable in cash supported the Board’s conclusion as to the fairness of the Offer because these factors support the conclusion that the consideration being offered to the Company’s shareholders is fair from a financial point of view.  In the opinion of the Board, the factors relating to the anticipated limited market liquidity for the Company’s shares and AmBev’s stated plans for Quinsa also support the Board’s fairness conclusion because these factors indicate that future liquidity opportunities for Quinsa’s shares will decrease dramatically.  Consequently, shareholders who elect not to tender their shares in the Offer will hold securities for which there may be a very limited, or possibly no, organized trading market.  Moreover, much of the decrease in liquidity will occur even if the Offer is terminated (without any shares being purchased thereunder) due to the agreements between AmBev and the Shareholder Group.  The Board analyzed the fact that, currently, the Company’s shareholders already have a very limited ability to realize value on their Quinsa shares, that the members of the Shareholder Group have been among the more active purchasers of the Company’s stock during recent months and that the terms of the agreements between the Shareholder Group and AmBev prohibit the Shareholder Group from acquiring additional Company shares for a period of 5 years from the time the Shareholder Group sells its shares to AmBev.  The Board concluded that, under these circumstances, shareholders who fail to tender their shares in the Offer will find it even more difficult in the future to realize liquidity on their investment in the Company and that a sale price that equals or exceeds the Offer price might be hard to achieve.  The Board concluded that participating in the Offer would be a good opportunity for shareholders to obtain a fair price, without paying customary transaction costs, and avoid the risk of being locked into their investment in the Company.

Several of the factors listed above were relevant to the Board’s fairness determination because they supported the Board’s conclusion with respect to the procedural fairness of the Offer.  By retaining counsel not affiliated with AmBev, the Board had the assistance of legal advisers having no conflict of interest with AmBev.  As a result, the Board was in a position to receive unbiased advice of counsel with respect to matters such as the responsibilities of the Board to Quinsa and its shareholders in connection with the Offer.  The fact that the Offer price resulted from a negotiation between AmBev and the Shareholder Group also was relevant to the Board’s determination of both procedural and substantive fairness.  The shareholder Group is comprised of three institutional investors, none of whom are affiliated with AmBev.  The Board concluded that the Shareholder Group had the incentive to negotiate the highest possible Offer price and the best possible Offer terms from AmBev and that the Board had no reason to believe that this negotiation was other than an arms length negotiation between unrelated parties.  The Board further concluded that the fact that the Shareholder Group was able to negotiate directly with AmBev, in essence, provided the Company’s unaffiliated shareholders with a disinterested representative in the negotiation of the Offer price and other terms.

The Board considered the support for the Boar’s actions by the independent directors on the Board as a factor favoring fairness because these directors do not have the potential conflicts of interest that might be felt by members of the Board who are affiliates of AmBev.  Finally, in determining fairness, the Board considered as a relevant factor the ability of shareholders to retain an investment in Quinsa by investing the proceeds of the Offer in either AmBev or In Bev because the Board believed that this reinvestment opportunity should reduce any sentiment on the part of the Company’s shareholders that, due to the liquidity risks described above, they are effectively being coerced into giving up their investment in the Company.

General.  When assessing the conclusions and recommendations of the Board contained in this Statement, shareholders should be aware that the Board is comprised of seven persons all of whom have been appointed by AmBev and that the AmBev controlled Board appoints all of the members of the Company’s senior management.  Of these directors, (i) three are related to AmBev (either as employees, officers, directors or subsidiaries of AmBev), (ii) three are independent (as such term is defined under the Sarbanes Oxley Act of 2002) and (iii) one director is a former officer of AmBev.  All of these directors participated in the analysis and review of the Offer and voted in favor of determining that the Offer is fair, from a financial point of view, to the Company’s shareholders other than AmBev and its affiliates and in recommending that its shareholders tender their shares in the Offer. The Board decided not to establish a special committee for the purposes of evaluating the fairness of the Offer or engaging in any negotiations with AmBev.  No such action is required by Luxembourg law.

The directors of the Company who are employees or nominees of AmBev, may have divided loyalties. As directors their obligation is to act in the best interest of the Company and its shareholders. However, as AmBev employees or nominees, these directors may have loyalties to AmBev as well. Shareholders should take this potential for divided loyalties into account in assessing the Board’s recommendation with respect to the Offer.

When evaluating the Offer and the recommendation of the Board with respect to it, shareholders also should be aware that, while the Company retained counsel different from counsel representing AmBev to provide separate legal advice to the Company and its directors in connection with the Offer, counsel to Quinsa did not report to the independent directors separately or to persons unaffiliated with AmBev and counsel to Quinsa did not engage, on behalf of the Company’s minority shareholders, in any independent negotiations with AmBev or AmBev’s counsel regarding the transaction or the Offer price.  Furthermore, counsel to Quinsa did not participate in negotiations between AmBev and the Shareholder Group.  Apart from the Board retaining Citigroup as its financial adviser as described in this Schedule, none of Quinsa, the Board (including the independent directors of the Company) or any of their respective representatives hired any separate adviser to prepare a report concerning the fairness of the Offer.

The Offer price was determined by AmBev and the Shareholder Group, without consultation with the Board or Quinsa.  None of Quinsa, the Board or any or their respective representatives made any effort to negotiate any increase in the Offer price.  Quinsa did not consider any alternatives to the Offer.

The foregoing discussion of the factors considered by the Board in connection with the transaction is not intended to be exhaustive but is believed to include all material factors considered by it. The Board did not assign any specific weights to the factors listed above. Rather, its fairness determination and recommendation to shareholders was made after consideration of all of the foregoing factors as a whole.

With respect to the Board’s determination of the fairness of the Offer, the Board did not consider the Company’s liquidation value.  Liquidation value assumes the Company would cease operations, with its value resulting from the sum of the individual assets to be sold.  Intangible assets unable to be sold, such as goodwill, would not be captured in the determination of liquidation value.  The Board does not believe this to be relevant precisely because more substantial value results from the Company continuing to operate and any liquidation would destroy that value.  The Board does not have any present intention to liquidate the Company in the foreseeable future and AmBev has stated in the Offer to Purchase that it does not have any such intention.  Therefore, the Board did not seek any appraisal of liquidation value for purposes of valuing the Class A shares of the Class B shares and the Board believes that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to the shareholders of the Company other than AmBev and its affiliates.  The Board also did not consider net book value, which is an accounting concept, as a factor because the Board believed that net book value is not a material indicator of the value of the Company as a continuous operation but ration is indicative of historical costs.  The Company’s net book value as of December 31, 2006, calculated by dividing shareholders’ equity by the number of shares outstanding, was $0.64 per Class A share and $6.40 per Class B share.  This value is only 15.8% of the Offer price for the Class A shares and the Class B shares.  The Board did not consider going concern value because it does not believe that going concern value is a viable method of valuation for a transaction such as the Offer.  Going concern valuation is a specific method of determining the value of a business by using the revenues of previous years to project future revenues, and it assumes that such revenues will remain unchanged.  Given the volatility in the economies and market condition of the countries in which Quinsa’s subsidiaries conduct their business, which have impacted Quinsa’s past performance significantly, Quinsa believes that assuming that such revenues will remain unchanged in the future would not produce an accurate and realistic value for the Company.  Consequently, the Board did not consider going concern valuation as a viable method of valuation for the Offer.

Certain Projections

Summary Financial Projections — In Nominal US$ Million

The table below sets forth a summary of the financial projections prepared by the Company’s management for fiscal years 2008 through 2017.1  These projections were provided by the Company’s management to Citigroup to assist Citigroup in its analysis.

	Projected Fiscal Year Ending December 31,										08E-17E
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR(%)

Net Revenues	$1,521.1	$1,635.6	$1,746.1	$1,805.3	$1,866.2	$1,927.8	$1,988.3	$2,049.2	$2,113.4	$2,179.6	4.1%
COGS	626.3	662.7	711.2	737.4	765.0	791.9	819.7	847.1	876.6	907.0	4.2%
SG&A	333.1	337.9	333.7	342.8	347.9	355.5	362.2	373.1	383.2	392.4	1.8%
EBITDA	$561.8	$635.0	$701.1	$725.2	$753.3	$780.4	$806.5	$829.0	$853.6	$880.2	5.1%
Depreciation and Amortization	58.8	74.6	88.7	102.0	115.0	127.3	138.6	149.4	160.3	171.5	12.6%
EBIT	$503.0	$560.4	$612.4	$623.2	$638.3	$653.1	$667.8	$679.6	$693.3	$708.7	3.9%
Capex	173.8	216.9	182.4	201.4	189.9	177.4	163.5	160.2	165.2	171.5	(0.1%)
Revenue Growth		7.5%	6.8%	3.4%	3.4%	3.3%	3.1%	3.1%	3.1%	3.1%
EBITDA Growth		13.0%	10.4%	3.4%	3.9%	3.6%	3.3%	2.8%	3.0%	3.1%
EBIT Growth		11.4%	9.3%	1.8%	2.4%	2.3%	2.3%	1.8%	2.0%	2.2%
EBITDA Margin	36.9%	38.8%	40.2%	40.2%	40.4%	40.5%	40.6%	40.5%	40.4%	40.4%
EBIT Margin	33.1%	34.3%	35.1%	34.5%	34.2%	33.9%	33.6%	33.2%	32.8%	32.5%
Cash & Equivalents	$396.3	$260.2	$319.3	$232.7	$169.4	$119.4	$139.3	$176.6	$220.1	$268.6
Loans and Financing	179.0	141.6	106.8	75.1	44.2	0.0	0.0	0.0	0.0	0.0
Net Debt	(217.3)	(118.6)	(212.5)	(157.6)	(125.2)	(119.4)	(139.3)	(176.6)	(220.1)	(268.6)
Shareholders’ Equity	796.9	813.3	996.8	1,033.8	1,071.7	1,110.4	1,150.1	1,190.7	1,232.1	1,274.5
Total Assets	1,809.6	1,848.1	2,025.6	2,051.7	2,077.1	2,090.9	2,149.5	2,211.3	2,274.5	2,338.1	2.9%

Key Assumptions

The financial projections set forth above were prepared based on the consolidated budget and three-year plan of the Company for the period ended December 31, 2010 (the “Three Year Plan”).  The projections for fiscal years 2011 through 2017 were prepared assuming a sustained growth rate for all of the Company’s operations throughout the period based on the same strategic premises as contemplated by the Three Year Plan.  Other key assumptions utilized in connection with the preparation of these projections include the following:

•	The Company’s lines of business and principal locations of operations remain unchanged;

•	Growth in sales is achieved primarily through growth in the size of the beverages market, with volume sales growth for years 2008 through 2010 assumed to be in the range of 6% to 8% per year;

•	Strong growth in the beverages markets in the countries in which Quinsa operates;

•	Price increases are in line with expected levels of inflation in the countries where Quinsa operates;

•	Growth in net revenue results primarily from higher sales volumes and these price increases and is assumed to be at a compounded annual growth rate of 4% for the period from 2008 through 2017;

____________
1Based on proportional consolidation of the stake held by Quilmes International (Bermuda) Ltd. (“QIB”) in each operating subsidiary and assuming 100% consolidation of QIB.

•	Reduction in costs and expenses sufficient to cause EBITDA margins to grow from 36.9% in 2008 to 40.4% in 2017;

•	Capital expenditures at the level necessary to support the assumed growth and achieve assumed cost savings;

•	Argentine inflation rates of 11.3%, 10.1%, 10.5%, 9.5%, 8.5%, 5.0%, 3.0%, 3.0%, 3.0% and 3.0% for years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2105, 2016 and 2017;

•
Average exchange rate of U.S. dollars per Argentine peso:  US$3.37, US$3.64, US$3.95, US$4.25, US$4.53, US$4.66, US$4.71, US$4.76, US$4.80 and US$4.85 for years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2105, 2016 and 2017; and

•	Real GDP growth in Argentina of 5.2%, 3.0%, 3.5%, 3.5%, 3.5%, 3.0%, 3.0%, 3.0%, 3.0% and 3.0% for years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2105, 2016 and 2017.

Shareholders should be aware that financial projections used or prepared by the Company’s management are predictions of, or indicate, future events and future trends which do not relate to historical matters and are based on current plans, estimates and projections, and therefore undue reliance should not be placed upon them. Such financial projections involve inherent risks, uncertainties and assumptions.  If these risks or uncertainties ever materialize or the assumptions prove incorrect, or if a number of important factors occur or do not occur, actual results may differ materially from those expressed or implied.

Opinion of Citigroup Global Markets Inc.

Citigroup was retained by the Company to act as financial adviser to the Board in connection with the Offer. In connection with this engagement, at a meeting of the Company’s board of directors held on January 14, 2008 to evaluate the transaction, Citigroup rendered its oral opinion, which was confirmed by delivery of a written opinion dated the same date, to the effect that, as of the date of the opinion and based upon and subject to the considerations and limitations set forth in the opinion, (i) the consideration offered to holders of Class A shares in the Offer is fair, from a financial point of view, to the holders of Class A shares and (ii) the consideration offered to holders of Class B shares in the Offer is fair, from a financial point of view, to the holders of Class B shares, in each case other than AmBev and its affiliates.

The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Exhibit (c)(i). The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Class A shares and Class B shares are urged to read the Citigroup opinion carefully and in its entirety.

Citigroup’s opinion was limited solely to the fairness of the consideration from a financial point of view as of the date of the opinion. Citigroup provided its advisory services and opinion for the information and assistance of the Board in connection with its consideration of the Offer. Neither Citigroup’s opinion nor the related analyses constituted a recommendation of the Offer to the Board. Citigroup makes no recommendation to any shareholder regarding how such shareholder should vote or act on any matters relating to the Offer.

In arriving at its opinion, Citigroup:

•	reviewed the Offer to Purchase;

•	held discussions with certain senior officers, directors and other representatives and advisers of the Company concerning the business, operations and prospects of the Company;

•
examined certain publicly available business and financial information relating to the Company; examined certain financial forecasts and other information and data relating to the Company, which were provided to or discussed with Citigroup by the Company’s management;

•
reviewed the financial terms of the Offer as set forth in the Offer to Purchase in relation to, among other things, current and historical market prices and trading volumes of Class B shares, and the Company’s historical and projected earnings and other operating data, capitalization and financial condition of the Company;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citigroup considered relevant in evaluating the Offer;

•
analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of the Company; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and upon the assurances of the Company’s management that they were not aware of any relevant information that was omitted or that remained undisclosed to Citigroup. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the Company’s management that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. Citigroup assumed, with the Company’s consent, that the Offer will be consummated in accordance with the terms described in the Offer to Purchase, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Offer. Citigroup has assumed that there are no distinctions between the Class A shares and Class B shares (other than that each Class B share equals 10 Class A shares), and with the Company’s consent has not conducted any investigation with respect to the relative rights applicable to the different classes of shares.

Citigroup did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company, and did not make any physical inspection of the properties or assets of the Company.  Citigroup was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company.  Citigroup expresses no view as to, and Citigroup’s opinion does not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.  Citigroup also expresses no view as to, and the Citigroup opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of Quinsa or AmBev, or any class of such persons, relative to the consideration offered to the holders of the Class A shares and the Class B shares in the

Offer.  Citigroup’s opinion is necessarily based upon information available to Citigroup, and financial, stock market and other conditions and circumstances existing, as of the date of the opinion.

In preparing its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below.  The summary of these analyses is not a complete description of the analyses underlying Citigroup’s opinion.  The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description.  Citigroup arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.  Accordingly, Citigroup believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citigroup considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company.  No company, business or transaction used in those analyses as a comparison is identical to the Company, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citigroup’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses.  In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citigroup’s analyses are inherently subject to substantial uncertainty.

AmBev announced on December 21, 2007 that it entered into stock purchase agreements with three of the Company’s largest shareholders (other than AmBev and its affiliates), representing as of that date approximately a 3.22% economic interest in the Company, to purchase, subject to certain conditions, the outstanding shares held by such shareholders in the Offer.

Citigroup’s opinion was only one of many factors considered by the Board in its evaluation of the Offer and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the consideration payable in the Offer.

The following is a summary of the material financial analyses presented to the Board in connection with Citigroup’s opinion.  The financial analyses summarized below include information presented in tabular format. In order to fully understand Citigroup’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup’s financial analyses.

Historical Share Price Analysis

To provide background information and perspective with respect to the relative historical share prices of Quinsa, Citigroup performed a historical share price analysis. Citigroup reviewed the historical trading price for the ADRs during the 12-month period ended December 21, 2007, which is the day that AmBev’s board of directors announced (after the closing of the stock market) that it had approved a plan to make a voluntary offer for any and all Class A shares and Class B shares of Quinsa, during which period the range of closing per ADR prices in Class B shares equivalent was $32.00 to $40.88.  Citigroup noted that the consideration of $40.625 for each Class B share represented a premium of approximately 21% over the closing per ADR price in Class B shares equivalent on December 21, 2007, which was $33.51, and a premium of approximately 27% over the low closing per ADR price in Class B shares equivalent during the 12-month period.

The following table reflects the premium that the $40.625 per Class B share consideration represents to the closing prices and average closing prices at various points in time prior to the public announcement of the Offer:

	Price	Implied Premium
1-day prior to announcement (12/21/2007):	$33.51	21.23%
Last 2 years average:	$30.32	33.99%
Last 1 year average:	$35.55	14.28%
Last 30 days average	$36.77	10.48%
Last 60 days average	$34.94	16.27%
Last 90 days average:	$34.55	17.58%
52-week low (11/05/2007):	$32.00	26.95%
52-week high (12/24/2007):	$40.88	-0.62%

Comparable Companies Analysis

Citigroup compared financial, operating, stock market information and forecasted financial information for the Company with selected publicly traded companies that operate in the international and Latin American brewing sector.  The selected comparable companies considered by Citigroup are as follows:

In US$ millions, except share price

	Closing Price	% of 52	Market	Enterprise	EV / Sales		EV / EBITDA
Company	1/4/2008	Week High	Cap.	Value	2007E	2008E	2007E	2008E
Latin America Brewers
Ambev	$72.23	87.0%	$44,999	$49,236	4.6x	4.2x	9.5x	8.5x
Grupo Modelo	4.67	81.9	15,176	17,841	2.7	2.6	8.3	7.6
Femsa	3.57	81.6	12,791	18,780	1.5	1.4	7.6	6.9
CCU	6.65	77.6	2,118	2,396	2.0	1.9	8.3	7.7
				Mean	2.7x	2.5x	8.4x	7.7x
				Median	2.3	2.2	8.3	7.7
International Brewers
InBev	$86.8	85.2%	$53,285	$80,026	3.8x	3.5x	11.2x	10.3x
Anheuser Busch	51.7	93.7	37,939	35,961	2.2	2.1	8.6	8.4
SABMiller	27.8	91.1	41,892	56,703	2.0	1.7	7.1	6.3
Heineken	56.5	91.0	27,682	30,318	1.6	1.6	7.7	7.1
Carlsberg	116.0	69.6	8,850	13,641	1.5	1.4	8.6	7.4
				Mean	2.2x	2.1x	8.7x	7.9x
				Median	2.0	1.7	8.6	7.4

Quinsa (1)	$40.8		$4,408.4	$4,311.9	3.5x	3.0x	9.4x	8.3x

As shown in the table above, Citigroup analyzed the following information of each of the selected companies for comparison purposes:

•	the closing price as of January 4, 2008 as it related to the 52-week high;
•	the market capitalization;
•	the enterprise value;
•
the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year 2007 and 2008 EBITDA (as defined below) (based on publicly available estimates); and

•	the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year 2007 and 2008 sales.

Based on the data shown in the table above and its judgment and experience, Citigroup applied a range of 7x to 9x Quinsa’s estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for 2008 of approximately $522 million (assuming proportional consolidation of QIB’s stake in each operating subsidiary and on Quinsa’s 92.9% stake in QIB), implying firm values of $3,655 million to $4,699 million. By adding Quinsa’s net cash of US$ 96.5 million (based on proportional consolidation of QIB’s stake in each operating subsidiary and on Quinsa’s 92.9% stake in QIB), Citigroup calculated an equity value range of $3,752 million to $4,796 million.  This analysis resulted in an implied equity value per Class B share equivalent for the Company of $34.68 to $44.33. Citigroup noted that the consideration of $40.625 per Class B share was within this range.

As mentioned above, Citigroup derived firm value as a multiple of EBITDA for 2008 for the Company.  Citigroup calculated firm value as (a) equity value, based on the per share price and fully diluted shares outstanding as reflected on each company’s latest publicly available information, assuming the exercise of all in-the-money options, warrants and convertible securities outstanding, less the proceeds from such exercise; plus (b) non-convertible indebtedness; plus (c) non-convertible preferred stock; plus (d) minority interests; minus (e) cash and cash equivalents.

Estimated financial data for the selected companies were based on mean estimates as of January 4, 2008 from the Institutional Brokerage Estimate System, a data service that compiles Wall Street research analysts’ estimates, Bloomberg, FactSet and other publicly available information of the selected companies.  Estimated financial data for the Company were based on estimates prepared internally by the Company’s management, referred to as the management estimates, for 2008.

Based on the information for comparable companies, Citigroup calculated a range of implied firm values of $3,655 million to $4,699 million and an implied equity value range of $3,752 million to $4,796 million.  Based upon and subject to the foregoing, this analysis resulted in an implied equity value per Class B share equivalent for the Company of $34.68 to $44.33. Citigroup noted that the consideration of $40.625 per Class B share was within this range.

No company utilized in Citigroup’s comparable company analysis is identical to Quinsa. In evaluating comparable Latin American and international brewing companies and selecting the valuation multiples to apply, Citigroup made qualitative judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Quinsa, such as the impact of competition on the businesses of Quinsa and the brewing industries generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Quinsa or the industries or in the markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Precedent Transaction Analysis

Citigroup reviewed publicly available information for 20 completed negotiated (i.e., non-hostile) minority squeeze-out transactions involving publicly traded companies announced from February 2001 through May 2007, with transaction values above $100 million in the United States.  For each selected precedent transaction, Citigroup derived the implied premium paid per share of common stock of the target company relative to: (a) the closing per share price of the target company common stock one day prior to the announcement of the transaction and (b) the closing per share price of the target company common stock four-weeks prior to the announcement of the transaction.

The selected transactions reviewed by Citigroup are set forth in the following table:

(Dollars in millions, except per share data)
Date			Transaction		Prem. Final Offer
Announced	Acquiror	Target	% Acquired	Value	1	Day	4 Week
May-07	American Financial Group	Great American Fin'l Resources	19.0%	$ 221.4	13.2%		12.5%
May-07	American Int'l Group Inc.	21st Century Insurance	39.5	724.8	34.6		22.6
Oct-06	VNU	Net Ratings	39.5	243.0	9.8		11.3
Oct-05	Micro Therapeutics Inc	ev3 Inc	29.8	100.8	8.3		7.3
Sep-05	Vector Group	New Valley Corp	42.3	106.4	44.7		46.7
Sep-05	IYG Holdings & SEJ	7-Eleven Inc.	23.0	1,301.5	32.3		14.1
Jul-05	Santos Ltd.	Tipperary Corp.	45.0	139.8	18.9		36.3
Feb-05	Novartis AG	Eon Labs Inc.	32.5	932.9	11.0		23.5
Jan-05	Danisco A/S	Genencor International	16.0	183.8	23.9		15.8
Aug-04	Cox Enterprises	Cox Communications	37.9	8,390.0	26.0		24.1
Jul-04	Investor Group	AMC Entertainment	50.1	834.0	13.6		28.5
Nov-03	Barnes & Noble Inc.	barnesandnoble.com Inc.	25.2	122.4	35.6		27.1
Jun-03	ICN Pharmaceuticals	Ribapharm	19.9	187.3	23.0		50.2
Nov-02	Samuel J. Heyman	International Specialty Prods	19.1	138.0	29.6		49.0
Feb-02	Sabre Holdings	Travelocity.com	30.0	447.0	45.8		25.2
Oct-01	TD Bank	TD Waterhouse	11.2	403.0	53.2		49.8
Oct-01	Investor Group	NCH Corp.	45.7	121.5	34.0		18.8
Jun-01	Liberty Mutual Ins	Liberty Financial	30.0	536.0	2.3		(1.5)
May-01	EDS	Unigraphic Solutions	14.0	170.0	52.9		74.1
Feb-01	Westfield America Trust	Westfield America	22.5	268.0	12.5		12.8
Mean					26.3%		27.4%
Median					24.9		23.8
Source: Securities Data Corporation.

Based on these data and its judgment and experience, Citigroup applied a premium range of approximately 20% to 30% to the closing per ADR price in Class B shares equivalent on December 21, 2007, of $33.51 and to the closing price per ADR price for Class B shares equivalent four weeks prior to the announcement of the proposed transaction of $33.04, and derived an average range of approximately $39.92 to $43.25 for the implied equity value per share of a Class B share equivalent.  The following table summarizes the precedent transaction analysis as of December 21, 2007:

December 21, 2007
		Premium		Price per Class B Share Equivalent
Parameter	Metric	Low	High	Low	High

1-Day Prior	$33.51	20%	30%	$40.21	$43.56
4-Week Prior	33.04	20%	30%	$39.64	$42.95

Average				$39.92	$43.25

Citigroup also applied a premium range of approximately 20% to 30% to the closing per ADR price in Class B shares equivalent on November 7, 2006, one day prior to the announcement by AmBev that its board of directors had approved a plan to make a voluntary offer for any and all Class A shares and Class B shares of Quinsa, of $29.83 and to the closing price per ADR price for Class B shares equivalent four weeks prior to November 7, 2006 and derived an average range of approximately $33.65 to $36.45 for the implied equity value per share of a Class B share equivalent.  The following table summarizes the precedent transaction analysis as of November 8, 2006:

November 8, 2006
		Premium		Price per Class B Share Equivalent
Parameter	Metric	Low	High	Low	High

1-Day Prior	$29.01	20%	30%	$34.81	$37.71
4-Week Prior	27.07	20%	30%	$32.48	$35.19

Average				$33.65	$36.45

Based on these premiums paid analyses, Citigroup noted that the consideration of $40.625 per Class B share was within the range derived by Citigroup for the implied equity value per Class B shares equivalent based on December 21, 2007, which was the last full trading day before AmBev’s announcement of the Offer.

Citigroup further noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. Citigroup noted that no company or transaction reviewed was identical to Quinsa or the Offer and that, accordingly, these analyses involve complex considerations and qualitative judgments concerning differences in financial and operating characteristics of Quinsa and each of the comparable companies, as well as other factors that would affect the acquisition values in the comparable transactions, including the size, regulatory and economic characteristics of the markets of each company and the competitive environment in which it operates. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis

Citigroup performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company could generate based on the Company’s 2008 budget and on operating and financial projections of the Company’s management for fiscal years 2009 through 2017.

The Company’s operating projections were prepared for each of the countries in which the Company operates and the projections do not include any potential synergies arising from the Offer.  Estimated terminal values for the Company were calculated by applying to the Company’s fiscal year 2017 EBITDA, based on management’s estimates, a range of EBITDA terminal value multiples of 7.5x to 8.5x.  The unlevered, after-tax free cash flows and terminal values were then discounted to present value using discount rates ranging from 10.5% to 11.5%, which discount range was derived taking into account the estimated weighted average cost of capital for the Company utilizing selected data of the Company and certain of the publicly held companies in the brewing sector referred to above under “Comparable

Companies Analysis.”  Based upon the foregoing projections and assumptions, the discounted cash flow analysis yielded the following range of implied equity value per Class B share equivalent of the Company:

Implied Price Per Class B share equivalent	$38.22 - $43.69

Citigroup noted that the consideration of $40.625 per Class B share was within the range of implied share prices that resulted from this analysis.

Miscellaneous

Under the terms of Citigroup’s engagement letter, dated December 29, 2007, the Company has agreed to pay Citigroup a fee of $200,000 for delivering its opinion, which fee was payable upon delivery of Citigroup’s opinion.  The Company also has agreed to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Citigroup has in the past provided services to AmBev unrelated to the Offer, including, without limitation, (1) providing to AmBev a valuation report meeting the requirements of applicable Brazilian corporation law in connection with AmBev’s acquisition in April 2006 from Beverage Associates (BAC) Corp. of Class A shares of the Company for which Citigroup or its affiliate received a fee of US$100,000; (2) acting as joint bookrunner in a US$161 million international bond issuance by an AmBev subsidiary in July 2007 for which Citigroup or its affiliate received a fee of US$225,000; and (3) acting as joint bookrunner in AmBev’s US$955 million issuance of debentures in Brazil in August 2006 for which Citigroup or its affiliate received a fee of R$487,895 (approximately US$228,202).  In addition, Citigroup and its affiliates in the past have provided services to the Company unrelated to the Offer, for which services Citigroup and its affiliates have received compensation, including, without limitation, acting as financial advisor to the Company and rendering a fairness opinion to the Company’s board of directors in connection with AmBev’s voluntary offer in January 2007 to purchase all outstanding Class A shares, Class B shares and ADSs not owned by AmBev and its affiliates for which Citigroup or its affiliate received a fee of US$200,000.  In addition, Citigroup’s affiliates engaged in the commercial lending business also act as lenders to AmBev, the Company and their respective affiliates, for which services Citigroup’s affiliates receive compensation.  In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of the Company and AmBev for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities.  In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with the Company, AmBev and their respective affiliates.

The Company selected Citigroup as its financial adviser in connection with the Offer based on Citigroup’s reputation, experience and familiarity with the Company and its business.  Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
Date:	January 28, 2008	By:	/s/ Miguel Gomez Eiriz
			Name:	Miguel Gomez Eiriz
			Title:	Chief Financial Officer